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BLYTH, INC. ELECTS JANE A. DIETZE TO BOARD OF DIRECTORS

GREENWICH, CT, March 14, 2014: Blyth, Inc. (NYSE: BTH), a direct to consumer company and leading designer and marketer of candles and accessories for the home, as well as health & wellness products sold through the direct selling and direct marketing channels, today announced the election of Jane A. Dietze to its Board of Directors.

Robert B. Goergen, Jr., Blyth’s Chief Executive Officer, said of Ms. Dietze’s appointment, “Jane brings a strong focus in financial and investment management to Blyth’s Board of Directors. We are very pleased to have her re-join us now that we have completed our transformation to a direct-to-consumer business and endeavor to effect growth across all our business lines.”

Ms. Dietze is a Managing Director in the Brown University Investment Office which has oversight over the University’s $3 billion endowment. Previously, she was Director of Private Equity at Bowdoin College’s Investments Office. Prior to joining Bowdoin College she was a Managing Director at Fortress Investment Group, a global alternative investment and asset management firm. Before Fortress Investment Group, Ms. Dietze was a General Partner at Nextpoint Partners, an early-stage technology investment fund, where she was also Acting CEO of Secured Services, a publicly-traded software firm. She has been a General Partner at Columbia Capital, an IT and communications fund, and she was President, CEO and Co-Founder of TORSO, Inc., an enterprise software company. Prior to that she served as Investment Officer, at the International Finance Corporation, a private investment arm of the World Bank. Ms. Dietze started her career as a financial analyst in mergers and acquisitions with Goldman, Sachs & Co.

During the course of her investment management career, Ms. Dietze has served as a board member or observer of Adjoined Consulting (acquired by Capgemini), Approva, Netuitive, Pihana Pacific (now Equinix), Affinity Internet (now Hostway), Spaceworks (now Manugistics), Relera, Digital Paper, Intersect, and Secured Services. She is a supporter of Half the Sky Foundation, a non-profit organization nurturing China’s orphaned children.

Blyth, Inc., headquartered in Greenwich, CT, USA, is a direct to consumer business focused on the direct selling and direct marketing channels. It designs and markets candles and accessories for the home as well as health & wellness products through the direct selling channel, utilizing both the home party plan and the network marketing methods. The Company also designs and markets health & wellness products, household convenience items and personalized gifts through the catalog/Internet channel. Its products are sold direct to the consumer under the PartyLite® and ViSalus® brands and to consumers in the catalog/Internet channel under the Miles Kimball®, Walter Drake®, Easy Comforts®, As We Change® and Exposures® brands.

Blyth, Inc. may be found on the Internet at www.blyth.com.

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